TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD AND RCF REACH AGREEMENT ON CHANGES
TO IAMGOLD BOARD OF DIRECTORS

Toronto, Ontario, February 14, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") and Resource Capital Fund VII L.P. ("RCF VII"), a fund managed by RCF Management L.L.C. ("RCFM" and together with RCF VII, "RCF") today announced a collaboration agreement (the "Agreement").

Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby have been appointed to the Board of Directors of IAMGOLD (the "Board") as independent directors, and Ms. Bélanger has been appointed Chair, effective immediately.

Richard Hall has stepped down from the Board, effective immediately and Ronald Gagel will resign from the Board following the announcement of the Company's 2021 year-end results. Tim Snider has advised that he will not stand for re-election at the Company's 2022 annual shareholders' meeting. A committee of the Board comprised of the current Nominating and Corporate Governance Committee of the Company and the three new appointees to the Board will recommend one additional director to replace Mr. Gagel taking into consideration an optimal mix of skills and expertise and as part of a continuing renewal process. Following the 2022 annual shareholders' meeting, the refreshed Board will consist of no more than eight independent directors, plus one executive director, once the permanent CEO is appointed.

In addition, one of the new directors will be appointed to each standing committee of the Board. Mr. Smith will become Chair of the Audit Committee upon Mr. Gagel's departure. The CEO Search Committee will consist of Maryse Bélanger, David Smith and Kevin O'Kane. This committee will oversee the search process already commenced earlier in January to identify qualified candidates to assume the role of permanent CEO.

Full details of the settlement are included in the Agreement, which will be filed with the applicable Canadian securities regulatory authorities and made available on SEDAR at www.sedar.com.

Biography of Maryse Bélanger

Maryse Bélanger brings over 35 years of experience with gold companies globally with proven strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry's key strategic acquisitions. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for C$722 million.

Ms. Bélanger is currently a director of Pure Gold Inc, as well as an active Board Member of Equinox Gold and Sherritt International. She was recognized twice by the Women in Mining UK "WIM (UK)" 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics, ICD.D designation and she is fluent in English, French, Spanish and Portuguese.

Biography of David Smith

David Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure. He brings more than 35 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith currently is also a director of Hudbay Minerals Inc. and Pretivm Resources Inc. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D). He holds a Bachelor of Science degree in Accounting and Finance.

Biography of Ian Ashby

Ian Ashby served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office.

Mr. Ashby began his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. He has served as a non-executive director of New World Resources PLC and Genco Shipping & Trading, and has served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a Bachelor of Engineering (Mining) degree from the University of Melbourne in Australia.

Mr. Ashby is also a director of Anglo American plc and previously served as chairman of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp., Nevsun Resources Ltd., New World Resources PLC and Genco Shipping & Trading, and in an advisory capacity with Apollo Global Management and Temasek.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements.

Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "believe", "would", "continue", "expect", "anticipate", "intend", "potential", or "plan", or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual events to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the Company's ability to identify and appoint suitable candidates to serve as directors and executive officers, the Company's ability to execute on its strategic objectives and business plans, risks associated with mining industry in general, and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

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IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

About Resource Capital Funds

Resource Capital Funds ("RCF") is a group of commonly managed private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard mineral commodities and geographic regions. Since inception, RCF has supported more than 200 mining companies, with projects located in more than 50 countries and across 32 commodities. Further information about RCF can be found on its website (www.resourcecapitalfunds.com).

RCF has a team of investment professionals, with wide ranging industry and technical expertise and a demonstrated history of investments in mining globally. RCF's track record is based on its ability to pick technically and commercially compelling assets and support management to achieve desired outcomes whilst remaining throughout a source of patient capital. RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so strives to earn superior returns for all shareholders.

IAMGOLD Investor Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883
Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942
Toll-free: 1 888 464 9999
info@iamgold.com

Media

Longview Communications and Public Affairs
Ian Hamilton, Managing Partner, 905 399 6591, ihamilton@longviewcomms.ca
Joel Shaffer, Partner, 416 649 8006, jshaffer@longviewcomms.ca

RCF Contact Information

Navigator

Amanda Robinson

Direct: 416 520 9490

Email: arobinson@navltd.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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